SCM Microsystems, Inc.
Oskar-Messter-Str. 13, 85737
Ismaning, Germany

April 13, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-4561
Attention: Mark Shuman – Branch Chief

Re:	SCM Microsystems, Inc.
File No. 333-157067
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Ladies and Gentlemen:
     On April 3, 2009, SCM Microsystems, Inc., a Delaware corporation (the “Registrant”), filed a Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to a Registration Statement on Form S-4 (File No. 333-157067) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal of the Post-Effective Amendment. Upon further consideration, the Registrant has determined that the filing of the Post-Effective Amendment is not necessary. No shares have been distributed, issued or sold pursuant to the Post-Effective Amendment.
     The Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment as soon as possible.
     If you should have any questions or comments regarding this request, please contact Michael L. Reed of Gibson, Dunn & Crutcher LLP, the Registrant’s counsel, at (415) 393-8286. Thank you for your attention to this matter.

Very truly yours,
/s/ Stephan Rohaly
Stephan Rohaly
Chief Financial Officer, Secretary and Director SCM Microsystems, Inc.

cc:	Michael Johnson, U.S. Securities and Exchange Commission
James J. Moloney, Gibson, Dunn & Crutcher LLP
Michael L. Reed, Gibson, Dunn & Crutcher LLP